

Kevin Gallagher · 3rd

Founder at Kevin Gallagher Consulting LLC

Key West, Florida · 500+ connections · **Contact info**

Kevin Gallagher Con
LLC

London Business Sc

Featured



Website
Kevin Gallagher Consulting LLC

Colleagues, customers and competitors all
seem to agree that I have a unique ability t...



**How I got to the top: Kevin Gallagher,
President of Global Personal Care &...**
cosmeticsdesign.com

Kevin Gallagher's career has stretched for
almost 40 years, and the vast majority of...



"If it
well
Phila

Kevi
Busi

Activity

1,306 followers

 **This is a great opportunity with a terrific**    **Thanks for sharing. This is trul**



team at Inolex !

Kevin commented



great news for alternative...

Kevin commented



This is an exciting advance towards more renewable and sustainable...

Kevin commented



Charlie, Good to see you conti... success ! Things here in KW a...

Kevin replied to a comment

Experience

Founder

Kevin Gallagher Consulting LLC

Jan 2016 – Present · 4 yrs 9 mos

Key West, FL


Home 🔗



Non Executive Board Member

INOLEX

2016 – Present · 4 yrs

Greater Philadelphia Area



Independent Board Director

P2 Science, Inc.

Aug 2014 – Present · 6 yrs 2 mos

CT

Joined Board of Directors of P2 Science.



Croda International Plc.

17 yrs 4 mos



President, Global Personal Care & Actives

May 2014 – Jan 2016 · 1 yr 9 mos

Edison, NJ

Responsible for Croda's global Personal Care Business. Serve on the Executive Committee of Croda International Plc.



President. North America

Oct 1998 – Jan 2016 · 17 yrs 4 mos

Croda Inc. Edison, NJ, USA

Responsible for Croda's Regional Delivery Team in North America..

Education



London Business School
Senior Executive Program (SEP 66)
2008 – 2008



New York University
Certificate in Financial Controls, Finance, General



New Jersey Institute of Technology
Bachelor of Science (B.S.), Chemical Engineering, magna cum laude
Activities and Societies: Tau Beta Pi (National Engineering Honor Society) Omega Chi Epsilon (Chemical Engineering Honor Society)

Volunteer Experience

Fomer President
S*T*A*R Astronomy
Jun 2013 – Jan 2016 • 2 yrs 8 mos
Education

S*T*A*R Astronomy Club has evolved from it's early formation to bring together amateur astronomers with a wide variety of interests including; visual observing, imaging and telescope making.



Board of Visitors (Newark College of Engineering)
New Jersey Institute of Technology
May 2000 – Jul 2017 • 17 yrs 3 mos
Education

This is the industry advisory board for the college of engineering.



Advisory Board (Department of Chemistry and Chemical Biology)
Rutgers University
May 2012 – Jan 2016 • 3 yrs 9 mos
Education

This is the industry advisory board for the Department of Chemistry and Chemical Biology.

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